April 24, 1998



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549-1004

ATTN:    Ms. Zandra Bailes
         Document Control - EDGAR

Re:      Withdrawal of*
         IDS Life Group Variable  Annuity Contract
         CIK - 0000727892
         POSAM filing
         Accession Number 0000820027-98-000268

Dear Ms. Bailes

Registrant hereby requests that you disregard the above POSAM filing accepted on April 15, 1998.

This filing was thought to have been filed under the wrong CIK and was refiled and accepted on April 21, 1998, accession number 0000820027-98-000279.

I apologize for any inconvenience this has caused.


Sincerely,



Mary Ellyn Minenko
Counsel

*Amendment  to  withdrawal   filing  sent  April  21,  1998,   accession  number
  0000820027-98-000276.